Exhibit 99.2

LogProstyle Inc.

Aoyama Building 13th floor, 1-2-3 Kita-Aoyama,

Minato-ku, Tokyo, 107-0061, Japan

https://www.logprostyle.co.jp/

LogProstyle Inc. Announces Cash Dividend of US$1,086,047

(US$0.046 Per Share)

July 13, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today that its Board of Directors, at a meeting held on July 13, 2026, resolved to declare a cash dividend of US$0.046 per share, or US$1,086,047 in aggregate. The cash dividend will be paid in installments on the respective payment dates to shareholders of record as of the close of business on each of the following record dates, with the shares trading ex-dividend on those same record dates.

Applicable quarter	Record date	Payment date	Dividend payable
FQ1	July 31, 2026	August 31, 2026	US$	0.0115
FQ2	September 30, 2026	October 30, 2026	US$	0.0115
FQ3	December 31, 2026	January 29, 2027	US$	0.0115
FQ4	March 31, 2027	April 30, 2027	US$	0.0115

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle, commented: “We are pleased to announce this cash dividend, which reflects the continued strength of our business and our ongoing commitment to enhancing shareholder returns. By establishing a consistent dividend to be paid out quarterly over the next twelve months, our Board is affirming its confidence in LogProstyle’s cash flow generation and long-term growth trajectory, while preserving the flexibility to invest in our strategic priorities across real estate development, hotel management, and restaurant management. This disciplined approach to capital allocation reflects our commitment to balancing meaningful shareholder returns with the continued execution of our growth strategy.”

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 13, 2026. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations: ir@logprostyle.co.jp

Alphaterra Advisory：takuo.katayama@alphaterraadvisory.com